SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

May 19, 2023

Via EDGAR, Email and FedEx

Christina Chalk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on May 8, 2023 by Alkermes plc
File No. 1-35299

Ladies and Gentlemen:

On behalf of our client, Alkermes plc (the “Company,” “we” or “our”), set forth below are responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 16, 2023, with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on May 8, 2023, File No. 1-35299 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, we have publicly filed a revised Preliminary Proxy Statement on Schedule 14A.

For your convenience, each response is prefaced by the text of the Staff’s comment in bold, italicized text. All references to page numbers and captions in our responses correspond to the Preliminary Proxy Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Preliminary Proxy Statement.

General Information about the Meeting and Voting

1.
At the bottom of page 17, you disclose that if a proxy card is returned that specifies a vote on some but not all matters presented on the card, the proxy will be voted on the matters left blank in the manner recommended by the board and specified in the registrant's proxy statement. However, the form of proxy addresses only how you will vote a signed but completely unmarked card. Please revise or advise.

Response: The Company has revised accordingly.

United States Securities and Exchange Commission
Division of Corporation Finance
May 19, 2023

 Proposal 1 – Election of Directors

2.
Rule 14a-4(b)(i) requires you to include a “WITHHOLD” option where the voting standard for election of directors is a plurality and where an “AGAINST” vote has no legal effect. Here, you have included an “AGAINST” voting option despite the fact that your disclosure indicates it will have no legal effect. We note that Irish law requires such an option but U.S. rules prohibit it. See Rule 14a-4(b). Please revise or advise.

Response: The Company has revised its proxy materials to reflect only the following voting options for the election of directors: “FOR” and “WITHHOLD”.

3.
See our last comment above. Rule 14a-4(b)(i) requires you to include a “WITHHOLD” option in an election contest with a plurality voting option. You have included an “ABSTAIN” option instead. Please revise or advise.

Response: Please see response to Comment #2, above.

4.
Here or where appropriate in the proxy statement, include a statement directing shareholders to Sarissa’s proxy statement for the information required by Item 7 of Schedule 14A with respect to its nominees. This statement should note that shareholders can access Sarissa’s proxy statement, and any other relevant documents, without cost on the Commission’s website.

Response: The Company has revised accordingly.

5.
Disclose what you will do with votes for Sarissa’s nominees received on your proxy card if Sarissa discontinues its solicitation or fails to solicit the holders of at least 67% of the voting power of these common shares. See Item 21I of Regulation 14A.

Response: The Company has addressed this scenario in response to the question “What happens if Sarissa withdraws or abandons its solicitation or fails to comply with the universal proxy rules and I already granted proxy authority in favor of Sarissa?” in the “General Information about the Meeting and Voting” section on page 16 of the Preliminary Proxy Statement.

Form of Proxy

6.
We note that your proxy card provides for the ability to vote by telephone. It is our understanding that certain voting platforms do not permit telephonic voting for contests involving a universal proxy card. Please revise or advise. Should you delete the references to voting by telephone on the proxy card, please make corresponding changes to the disclosure in the proxy statement itself, such as on page 4 and elsewhere.

Response: The proxy card included in the Preliminary Proxy Statement provides shareholders who hold shares in record name the ability to vote such shares by telephone through a voting platform that permits telephonic voting for contests involving a universal proxy card. As in any other contested situation, a company has no control over how a broker facilitates voting for beneficial owners who hold shares indirectly through such broker. The Company has revised its Preliminary Proxy Statement on pages 1 (“A Letter from our Board of Directors”), 3 (“Proxy Summary”) and 19 and 23 (“General Information about the Meeting and Voting”) to provide further clarification.

* * * * *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Derek Zaba at (650) 565-7131 or Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

SIDLEY AUSTIN LLP

By:	/s/ Derek Zaba
Name:	Derek Zaba

cc:	David Gaffin
Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary
Alkermes plc